Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Lifetime Brands, Inc.
(Name of Issuer)

Common Stock Par Value $0.01 Per Share
(Class of Securities)

53222Q103
(CUSIP Number)

Emmanuel Reveles
Chief Financial Officer
Grupo Vasconia, S.A.B.
Av. 16 de Septiembre No. 31
Col. Santo Domingo
C.P. 02160 Mexico City
52(55) 5328-2719

With a copy to:

Lee Polson
Strasburger & Price, LLP
600 Congress Ave., Ste. 1600
Austin, Texas 78701
(512) 499-3600
 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 22, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box __.

CUSIP No. 53222Q103

(1)	Names of Reporting Person: Grupo Vasconia, S.A.B.
(2)	Check the appropriate box if a member of a group: (a) [ ] (b) [ ]
(3)	SEC Use Only
(4)	Source of Funds: WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or place of organization: Mexico
Number of shares beneficially owned by each person with:
(7)	Sole voting power	639,000
(8)	Shared voting power	0
(9)	Sole dispositive power	639,000
(10)	Shared dispositive power	0
(11)	Aggregate amount beneficially owned by each reporting person. 639,000
(12)	Check if the aggregate amount in row (11) excludes certain shares [ ]
(13)	Percent of class represented by amount in Row (11) 5.31%
(14)	Type of reporting person: CO

Item 1	Security and Issuer

This statement on Schedule 13D relates to common stock, par value $0.01 per share, of Lifetime Brands, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 1000 Stewart Avenue, Garden City, New York 11530.  The Issuer’s common stock is traded under the symbol “LCUT” on the NASDAQ Global Select Market.

Item 2	Identity and Background

This statement is filed by Grupo Vasconia, S.A.B. (“Vasconia”), a Mexican corporation. The principal business address and office of Vasconia is located at Av. 16 de Septiembre No. 31, Col. Santo Domingo, C.P. 02160, Mexico City, Mexico.

Vasconia is a manufacturer and distributor of aluminum disks, cookware, kitchenware and related items. Shares of Vasconia’s capital stock are traded on the Bolsa Mexicana de Valores, S.A.B. de C.V. (the Mexico Stock Exchange), under the symbol VASCONI.MX.

Vasconia has not, during the last five years, been convicted in any criminal proceeding.

Vasconia has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by Vasconia to purchase 639,000 shares of common stock of the Issuer is $1,235,451.  Vasconia purchased the stock in open market transactions. The source of funding for the purchase of such shares was Vasconia’s working capital.

Item 4	Purpose of Transaction

Vasconia and the Issuer have maintained a relationship since December 2007. The Issuer has disclosed that it holds approximately 30% of Vasconia’s outstanding stock. Most of their business relationship is based on trademark licensing. The Issuer has licensed to Vasconia various trademarks to be used on products sold in Mexico and throughout Latin America. Likewise, Vasconia has licensed the “Vasconia” brand to the Issuer to be used on products sold in the United States of America.

Vasconia purchased the Issuer’s shares based on its belief that it was an attractive investment opportunity based on the price of the shares and the stock market’s general condition. Although Vasconia does not have specific plans to change its position in the Issuer’s stock. depending upon various factors including, without limitation, the Issuer’s financial position, price level and availability of Issuer’s shares, overall market conditions and other factors that it deems appropriate, Vasconia may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including selling some or all of  its Issuer’s shares, or purchasing additional shares in the open market or in private transactions. Vasconia intends to review its investment in the Issuer on a continuing basis.

Except as set forth herein, Vasconia has no present plans or proposals that would relate to or result in any of the events set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Vasconia has not been involved in the management or conduct of the Issuer’s business, nor does it hold any position in the Issuer’s Board of Directors or any internal committee.

Item 5	Interest in Securities of the Issuer

Owner:	Grupo Vasconia, S.A.B.
No. Shares Owned:	639,000 Shares of Common Stock
Percent of Outstanding shares	5.31%*

Common stock outstanding at November 6, 2009	12,023,059*

*  Number of shares outstanding and percent of outstanding shares are based on the number of shares reported as outstanding in Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2009, filed with the SEC on November 6, 2009.

Vasconia has sole voting and dispositive power with respect to all Issuer’s shares owned by it.

From January through April 2009, Vasconia purchased approximately 4.99% of the Issuer’s common stock in open market purchases.  From January 22, through January 27, 2010, Vasconia purchased an additional 40,000 shares of the issuer’s common stock in open market purchases at an average price of $7.621 per share, to increase its holdings to 5.31% of the Issuer’s outstanding shares.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the relationship between Vasconia and the Issuer described in Item 4, there are no contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer.

Item 7	Exhibits

None

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Grupo Vasconia, S.A.B.
Date: January 29, 2010	/s/ Emmanuel Reveles
By: Emmanuel Reveles
Title: Chief Financial Officer